EXHIBIT 21

SPANTEL COMMUNICATIONS, INC.
SUBSIDIARIES OF THE REGISTRANT
AS OF DECEMBER 31, 2005

Name of Subsidiary	Jurisdiction of Incorporation	Business Name of Subsidiary
Spantel Communications, Inc.	United States of America	Spantel Communications, Inc.

Spantel 2000 S.A.	Spain	Spantel 2000 S.A.